Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL RECEIVES ORPHAN
DRUG DESIGNATION FROM THE FDA FOR NICORD® AS A TREATMENT FOR
HEMATOPOIETIC STEM CELL TRANSPLANTATION

Tel Aviv, Israel, July 17, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Gamida Cell Ltd. (“Gamida”), an indirect shareholding of the Company, informed that the U.S. Food and Drug Administration (FDA) has granted orphan drug designation for NiCord as a treatment for hematopoietic stem cell transplantation (HSCT). Gamida was previously granted orphan drug designation for NiCord by the FDA as a treatment for several hematologic malignancies.

Orphan drug status is granted to a drug that has an advantage over existing treatments of rare diseases, in order to facilitate drug development. Orphan drug status grants up to seven years of market exclusivity upon regulatory product approval and may provide benefits in obtaining grants and financial exemptions during the development and registration of the drug for marketing.

It should be noted that as of this date, Gamida’s products development stage has not been completed yet and there is no certainty that they will be marketed on a commercial basis.

The Company holds approximately 89% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 58% on a fully diluted basis) which, in turn, holds approximately 18% of the share capital in Gamida (approximately 13% on a fully diluted basis).

For Further Information:

Company Contact

Ron Hadassi

Chief Executive Officer and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com